Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1.                  Date, Time and Place: On October 31, 2019, at 5:15 p.m., at the registered office of Suzano Papel e Celulose S.A. ("Company"), located at Avenida Brigadeiro Faria Lima, 1355, 7th floor, in the City of São Paulo, State of São Paulo.

2.                  Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Marcelo Bacci, CFO of the Company was invited to make a presentation.

3.                  Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.                  Agenda: Evaluate the Company’s results and interim financial statements for the 3rd quarter of fiscal year 2019.

5.                  Presentation of the Results of the 3rd quarter of fiscal year 2019: As guest, Mr. Marcelo Bacci presented the Company’s results and interim financial statements for the 3rd quarter of fiscal year 2019, discussing, among other aspects: (i) safety indexes, Company’s operating and financial performance; (ii) results of the pulp business unit; (iii) results of the paper and consumer goods business units; (iv) total amount of CAPEX related to such quarter; (v) indebtedness of the Company; (vi) cash flow of the quarter; (v) price of the shares issued by the Company and some competitors listed on the stock exchange during the quarter; and (viii) main shareholder basis movements in the quarter. The invited Executive Officer provided some additional clarifications to the members of the Board on the topics presented, there had not being any objections to what was presented or clarified.

6.                  Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

7.                  Decisions on the Agenda: The Directors unanimously and without reservations, considering the Company’s Statutory Audit Committee, declared that the Company’s results and interim financial statements for the 3rd quarter of fiscal year 2019 were in order.

(continuance of the meeting of the Board of Directors of Suzano S.A., held on 10.31.2019 at 5:15 p.m.)

8.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors attended.

São Paulo, SP, October 31, 2019.

__________________________ David Feffer Chairman of the Meeting and of the Board	__________________________ Vitor Tumonis Secretary
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman	_____________________________ Daniel Feffer Vice-Chairman
_____________________________ Antonio de Souza Corrêa Meyer Director	_____________________________ Jorge Feffer Director
_____________________________ Nildemar Secches Director	_____________________________ Maria Priscila Rodini Vansetti Machado Director
____________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Kede de Freitas Lima Director